

October 16, 2012

<u>Via E-mail</u>
Sam Dawson
Chief Executive Officer
Southside Bancshares, Inc.
1201 S. Beckham Avenue
Tyler, Texas 75701

      Re: Southside Bancshares, Inc.
               Form 10-K for the Year Ended December 31, 2011
               Filed March 26, 2012
               File No. 000-12247

Dear Mr. Dawson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Michael R. Clampitt

                           Michael R. Clampitt
                           Senior Staff Attorney